Exhibit 100.2

NICE Quality Central Receives Unified Communications Excellence
Award by INTERNET TELEPHONY Magazine

NICE recognized for its analytics-based solution, allowing organizations to modernize their quality management process

Hoboken, N.J., March 25 2019 – NICE (Nasdaq: NICE) today announced that NICE Quality Central has been recognized by INTERNET TELEPHONY magazine for offering a holistic omnichannel quality solution that unifies quality programs on one application. NICE Quality Central was presented the 2018 Unified Communications Excellence Award, which honors companies who have developed exceptional offerings that are leading the way in this growing industry.

NICE Quality Central unifies fragmented, disconnected quality programs with different data sources into a single application that automates all omnichannel quality operations, from evaluation to feedback. It provides a holistic approach to quality management, ensuring that processes and agent performances align with business initiatives. With an array of tools to personalize, automate and adapt different quality processes, such as coaching, self-assessment, calibration, work assignment, rescore dispute and more, NICE Quality Central delivers greater employee and customer satisfaction.

"With service experience becoming the key driver for market differentiation, organizations must effectively manage quality across the myriad of channels that customers have become accustomed to. By providing an integrated view of quality and performance which are synchronized with business goals, NICE Quality Central sets contact centers up to win in today's customer experience-driven economy," said Barry Cooper, President, NICE Enterprise Group.

“Congratulations for winning the 2018 Unified Communications Excellence Award,” said Rich Tehrani, CEO, TMC. “NICE Quality Central represents a true innovator in the UC marketplace, committed to delivering quality solutions that improve their customers’ businesses," he continued.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com
Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.